EXHIBIT 21 – SUBSIDIARIES OF WIDEPOINT CORPORATION

Name	State of Incorporation
WP NB, Inc.	Illinois
WidePoint Il, Inc.	Illinois
Chesapeake Governments Technologies, Inc.	Delaware

F-18